Exhibit 99.2



Associated Estates Realty Corporation
First Quarter 2011
Earnings Release and Supplemental Financial Data



San Raphael is located within walking distance of the Galleria Mall and its world-class shopping and dining. San Raphael's residents enjoy premier apartment living, with exceptional courtyards and landscaping, a variety of well-designed floorplans, and outstanding features such as crown molding, tray ceiling, ceramic tile entryway, breakfast bar, and much more. San Raphael is just one block east of the Dallas North Tollway, one mile north of Interstate 635/LBJ Freeway and four miles south of Route 190/George Bush turnpike.

San Raphael Apartments	Phone: (888) 335-3819
14181 Noel Road	Fax: (972) 503-6901
Dallas, TX 75254	Web Site: www.SanRaphaelApts.com

For more information, please contact:
Jeremy Goldberg
(216) 797-8715

Associated Estates Realty Corporation
First Quarter 2011
Supplemental Financial Data

ASSOCIATED ESTATES REALTY CORPORATION REPORTS FIRST QUARTER RESULTS
First Quarter Same Community NOI Up 4.8%

Cleveland, Ohio – April 25, 2011 – Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today reported financial results for the first quarter ended March 31, 2011.

Funds from operations (FFO) for the first quarter ended March 31, 2011 was $0.23 per common share (basic and diluted), compared with $0.20 per common share (basic and diluted), for the first quarter ended March 31, 2010, a 15% per share increase. FFO as adjusted for the first quarter of 2010 was $0.18 per common share (basic and diluted) after adjusting for a credit to expense of $554,000 or approximately $0.02 per common share for a refund of defeasance costs on certain previously defeased loans. There were no adjustments in the first quarter of 2011, which resulted in a 28% FFO as adjusted per share increase when comparing the first quarter of 2011 to the first quarter of 2010.

Net loss applicable to common shares was $3.1 million or $0.07 per common share (basic and diluted) for the first quarter ended March 31, 2011, compared with net loss applicable to common shares of $4.0 million or $0.19 per common share (basic and diluted) for the first quarter ended March 31, 2010.

Total revenue for the first quarter of 2011 was $43.4 million compared with $33.0 million for the first quarter of 2010.

"Our markets performed better than we expected in the first quarter," said Jeffrey I. Friedman, president and chief executive officer. "Operating fundamentals are strong and our portfolio-wide occupancy was nearly 96% at the end the quarter," Friedman added.

A reconciliation of net (loss) income attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

Same Community Portfolio Results
Net operating income (NOI) for the first quarter of 2011 for the Company's same community portfolio increased 4.8% compared with the first quarter of 2010. Revenue increased 2.8% and property operating expenses increased 0.4% when compared with the first quarter of 2010. Physical occupancy was 95.8% at the end of the first quarter 2011 versus 95.3% at the end of the first quarter of 2010. Average net rent collected per unit for the first quarter 2011 for the same community properties was $867 per month compared with $844 for the first quarter of 2010. Net rent collected per unit for the first quarter 2011 for the Company's same community Midwest portfolio increased 3.4% to $797; net rent collected per unit for the Company's same community Mid-Atlantic portfolio increased 1.5% to $1,172; and net rent collected per unit for the Company's same community properties in the Southeast markets increased 1.8% to $895.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 14 through 18.

Financing Activity
During the quarter, the Company repaid seven mortgage loans totaling $53.3 million that were scheduled to mature in 2011, leaving the Company with no remaining debt maturities in 2011. These repayments were funded on the unsecured revolving credit facility.

On April 7, 2011, the Company closed on a $47.6 million loan with Fannie Mae on The Ashborough apartments, located in Ashburn, Virginia. The loan has a seven year term, is full term interest-only and carries a 4.6% fixed rate. Proceeds from the loan were used to pay down the unsecured revolving credit facility.

These financing activities resulted in the Company having 31 of its 52 properties without a mortgage as of the date of this release. These 31 unencumbered properties generated approximately 45% of first quarter 2011 NOI.

2011 Outlook
The Company has reaffirmed its full year FFO as adjusted guidance range of $1.02 to $1.06 per common share (basic and diluted). Detailed assumptions relating to the Company's earnings guidance can be found on page 20.

Conference Call
A conference call to discuss the results will be held on April 26, 2011 at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is 800-860-2442, and the passcode is "Estates."

Via the Internet (listen only): Access the Company's website at www.AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q1 2011 Earnings Webcast" link. The webcast will be archived through May 10, 2011.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three Months Ended March 31, 2011 and 2010
(Unaudited; in thousands, except per share and ratio data)

		Three Months Ended March 31,		
OPERATING INFORMATION		2011		2010
Total revenue	$	43,364	$	32,956
Property revenue	$	38,692	$	31,646
Net (loss) income applicable to common shares	$	(3,082)	$	(3,956)
Per share - basic and diluted	$	(0.07)	$	(0.19)
Funds from Operations (FFO) [1]	$	9,518	$	4,267
FFO as adjusted [1]	$	9,518	$	3,713
FFO per share - basic and diluted	$	0.23	$	0.20
FFO as adjusted per share - basic and diluted	$	0.23	$	0.18
Funds Available for Distribution (FAD) [1]	$	8,955	$	3,271
Dividends per share	$	0.17	$	0.17
Payout ratio - FFO		73.9%		85.0%
Payout ratio - FFO as adjusted		73.9%		94.4%
Payout ratio - FAD		77.3%		113.3%
General and administrative expense	$	4,170	$	3,705
Costs associated with acquisitions	$	56	$	-
Interest expense [2]	$	7,319	$	8,233
Interest coverage ratio [3]		2.26:1		1.59:1
Fixed charge coverage ratio [4]		2.26:1		1.42:1
General and administrative expense to property revenue		10.8%		11.7%
Interest expense to property revenue		18.9%		26.0%
Property NOI [5]	$	22,352	$	17,722
ROA [6]		7.6%		7.8%
Same Community revenue increase (decrease)		2.8%		(0.6)%
Same Community expense increase		0.4%		1.2%
Same Community NOI increase (decrease)		4.8%		(1.9)%
Same Community operating margins		57.0%		56.0%

(1)   See page 10 for a reconciliation of net (loss) income attributable to AERC to these non-GAAP measurements and page 21 for our definition of these non-GAAP measurements.

(2)   Excludes amortization of financing fees of $473 for 2011 and $382 for 2010. The three months ended 2010 excludes a credit of $(554) for refunds of defeasance costs for previously defeased loans.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. Individual line items in this calculation include results from discontinued operations where applicable. See page 22 for a reconciliation of net (loss) income available to common shares to EBITDA and our definition of EBITDA.

(4)   Represents interest expense and preferred stock dividend payment coverage, excluding costs/credits, other prepayment costs and preferred share redemption costs. Individual line items in this calculation include discontinued operations where applicable.

(5)   See page 23 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and our definition of this non-GAAP measurement.

(6)   ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding properties currently under development or held for sale. Gross real estate assets for acquired properties are prorated based upon the percentage of time owned.

Associated Estates Realty Corporation
Financial and Operating Highlights
First Quarter 2011
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA		March 31, 2011		December 31, 2010
Net real estate assets	$	867,727	$	875,000
Total assets	$	906,060	$	918,235
Debt	$	558,084	$	555,666
Noncontrolling redeemable interest	$	2,774	$	2,774
Total shareholders' equity attributable to AERC	$	306,844	$	316,184
Common shares outstanding		41,453		41,380
Share price, end of period	$	15.88	$	15.29
Total market capitalization	$	1,216,358	$	1,188,366
Undepreciated book value of real estate assets	$	1,213,476	$	1,210,289
Debt to undepreciated book value of real estate assets		46.0%		45.9%
Debt to total market capitalization		45.9%		46.8%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		4.3%		4.4%

PORTFOLIO INFORMATION	Properties	Number of Units	Average Age of Owned Properties
Company Portfolio:			
Directly Owned:			
Same Community Midwest	34	7,648	19
Same Community Mid-Atlantic	6	1,471	14
Same Community Southeast	8	2,989	15
Total Same Community	48	12,108	17
Acquisitions	4	1,494	7
Development [1]	-	60	1
Total Company Portfolio	52	13,662	16

(1)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
First Quarter 2011
(Unaudited; dollar amounts in thousands)

	March 31, 2011	December 31, 2010
ASSETS		
Real estate assets		
Investment in real estate	$ 1,209,015	$ 1,207,554
Construction in progress	4,461	2,735
Less: Accumulated depreciation	(345,749)	(335,289)
Net real estate	867,727	875,000
Cash and cash equivalents	5,406	4,370
Restricted cash	8,175	8,959
Other assets	24,752	29,906
Total assets	$ 906,060	$ 918,235
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 409,084	$ 463,166
Unsecured revolving credit facility	149,000	92,500
Total debt	558,084	555,666
Accounts payable and other liabilities	38,358	43,611
Total liabilities	596,442	599,277
Noncontrolling redeemable interest	1,734	1,734
Equity		
Common shares, without par value; $.10 stated value; 91,000,000 authorized; 46,570,763 issued and 41,453,205 and 41,380,205 outstanding at March 31, 2011 and December 31, 2010, respectively	4,657	4,657
Paid-in capital	575,335	574,994
Accumulated distributions in excess of accumulated net income	(215,235)	(205,021)
Less: Treasury shares, at cost, 5,117,558 and 5,190,558 shares at March 31, 2011 and December 31, 2010, respectively	(57,913)	(58,446)
Total shareholders' equity attributable to AERC	306,844	316,184
Noncontrolling interest	1,040	1,040
Total shareholders' equity	307,884	317,224
Total liabilities and shareholders' equity	$ 906,060	$ 918,235

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three Months Ended March 31, 2011 and 2010
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended March 31,	
	2011	2010
REVENUE		
Property revenue	$ 38,692	$ 31,646
Management and service company revenue	-	207
Construction and other services	4,672	1,103
Total revenue	43,364	32,956
EXPENSES		
Property operating and maintenance	16,340	13,924
Depreciation and amortization	13,055	8,620
Direct property management and service company expense	-	132
Construction and other services	5,024	1,416
General and administrative	4,170	3,705
Costs associated with acquisitions	56	-
Total expenses	38,645	27,797
Operating income	4,719	5,159
Interest income	4	9
Interest expense	(7,792)	(8,061)
Net (loss) income	(3,069)	(2,893)
Net income attributable to noncontrolling redeemable interest	(13)	(13)
Net (loss) income attributable to AERC	(3,082)	(2,906)
Preferred share dividends	-	(1,050)
Net (loss) income applicable to common shares	$ (3,082)	$ (3,956)
Earnings per common share - basic and diluted:		
Net (loss) income applicable to common shares	$ (0.07)	$ (0.19)
Weighted average shares outstanding - basic and diluted	41,262	21,199

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

| | Three Months Ended March 31, | |
	2011	2010
CALCULATION OF FFO AND FAD		
Net (loss) income attributable to AERC	$ (3,082)	$ (2,906)
Add: Depreciation - real estate assets	10,498	8,223
Amortization of intangible assets	2,102	-
Less: Preferred share dividends	-	(1,050)
Funds from Operations (FFO) [1]	9,518	4,267
Less: Refund of defeasance costs for previously defeased loans	-	(554)
Funds from Operations as adjusted [1]	9,518	3,713
Add: Depreciation - other assets	455	397
Amortization of deferred financing fees	473	382
Less: Recurring fixed asset additions [2]	(1,491)	(1,221)
Funds Available for Distribution (FAD) [1]	$ 8,955	$ 3,271
Weighted average shares outstanding - basic and diluted [3]	41,262	21,199
PER SHARE INFORMATION:		
FFO - basic and diluted	$ 0.23	$ 0.20
FFO as adjusted - basic and diluted	$ 0.23	$ 0.18
Dividends	$ 0.17	$ 0.17
Payout ratio - FFO	73.9%	85.0%
Payout ratio - FFO as adjusted	73.9%	94.4%
Payout ratio - FAD	77.3%	113.3%

(1) See page 21 for our definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculation include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) We have excluded 452 and 495 common share equivalents from the three months ended March 31, 2011 and 2010, respectively, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

Associated Estates Realty Corporation
Development Community Under Construction
As of March 31, 2011
(In thousands)

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Development Community Under Construction	Ownership %	Total Units	Total Budgeted Capital Cost [1]	Cost to Date	Total Debt	Construction Start	Initial Occupancy	Construction Completion	Stabilized Operations [2]
						Estimated/Actual Dates for			
Vista Germantown *Nashville, TN*	90.0%	242	$ 35,300	$ 9,915	$ -	Q4 2010	Q1 2012	Q2 2012	Q1 2013

(1)   Total budgeted capital cost represents estimated costs for projects under development inclusive of all capitalized costs, in accordance with GAAP.

(2)   We define stabilized occupancy as the earlier of the attainment of 93.0% physical occupancy or one year after the completion of construction.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Three Months Ended March 31, 2011 Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 2,413	$ 177
Maintenance personnel labor cost [2]		1,624	119
Total Operating Expenses Related to Repairs and Maintenance		4,037	296
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	198	15
Appliances	5	206	15
Building improvements	14	129	9
Carpet and flooring	5	601	44
Office/Model	5	24	2
HVAC and mechanicals	15	243	18
Landscaping and grounds	14	57	4
Total Recurring Capital Expenditures - Properties		1,458	107
Corporate capital expenditures		33	2
Total Recurring Capital Expenditures		1,491	109
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 5,528	$ 405
Total Recurring Capital Expenditures		$ 1,491	
Investment/Revenue Enhancing/Non-Recurring Expenditures [4]			
Building improvements - unit upgrades	Various	302	
Building improvements - other	20	70	
Total Investment/Revenue Enhancing/Non-Recurring Expenditures		372	
Grand Total Capital Expenditures		$ 1,863	

(1)   Calculated using weighted average units owned during the three months ended March 31, 2011 of 13,662.

(2)   Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3)   See page 23 for our definition of recurring fixed asset additions.

(4)   See page 23 for our definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

Associated Estates Realty Corporation
Fees, Reimbursements and Other Revenue, Direct Property Management and Service Company
  Expense, Construction and Other Services and General and Administrative Expense
For the Three Months Ended March 31, 2011 and 2010
(Unaudited; in thousands)

	Three Months Ended March 31,	
	2011	2010
Fees, Reimbursements and Other Revenue		
Property management fees	$ -	$ 20
Asset management fees	-	48
Other revenue	-	74
Payroll reimbursements[1]	-	65
Fees, Reimbursements and Other Revenue[2]	-	207
Direct Property Management and Service Company Expense		
Service company allocations	-	67
Payroll reimbursements[1]	-	65
Direct Property Management and Service Company Expense[2]	-	132
Service Company NOI	$ -	$ 75
Construction and Other Services		
Revenue	$ 4,672	$ 1,103
Expense[3]	5,024	1,416
Construction and Other Services Net Income	$ (352)	$ (313)
General and Administrative and Service Company Expense		
General and administrative expense[2]	$ 4,170	$ 3,705
Service company allocations	-	67
General and Administrative and Service Company Expense	$ 4,170	$ 3,772

(1)   Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2)   As reported per the Consolidated Statement of Operations.

(3)   Includes direct and general and administrative overhead expenses.

Associated Estates Realty Corporation
Same Community Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	March 31, 2011	December 31, 2010	Quarter Ended September 30, 2010	June 30, 2010	March 31, 2010
Property Revenue	$ 32,541	$ 32,410	$ 32,595	$ 32,336	$ 31,646
Property Operating and Maintenance Expenses					
Personnel	4,100	3,911	3,886	3,813	3,870
Advertising	367	379	369	371	365
Utilities	1,963	1,775	1,933	1,821	1,898
Repairs and maintenance	2,048	1,955	2,415	2,547	2,132
Real estate taxes and insurance	4,428	3,806	4,454	4,285	4,540
Other operating	1,071	1,133	1,240	1,204	1,119
Total Expenses	13,977	12,959	14,297	14,041	13,924
Property Net Operating Income	$ 18,564	$ 19,451	$ 18,298	$ 18,295	$ 17,722
Operating Margin	57.0%	60.0%	56.1%	56.6%	56.0%
Total Number of Units	12,108	12,108	12,108	12,108	12,108
NOI Per Unit	$ 1,533	$ 1,606	$ 1,511	$ 1,511	$ 1,464
Average Net Rents Per Unit [1]	$ 928	$ 920	$ 915	$ 909	$ 906
Average Net Rent Collected Per Unit [2]	$ 867	$ 866	$ 866	$ 859	$ 844
Physical Occupancy - End of Period [3]	95.8%	94.7%	96.0%	96.6%	95.3%

(1)   Represents gross potential rents less concessions.

(2)   Represents gross potential rents less vacancies and concessions.

(3)   Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of March 31, 2011 and 2010
(Unaudited)

	No. of Units	Average Age [6]	Net Rent Collected per Unit [1]			Net Rents per Unit [2]			Average Rent per Unit [3]			Physical Occupancy [4]		Turnover Ratio [5]	
			Q1 2011	Q1 2010	% Change	Q1 2011	Q1 2010	% Change	Q1 2011	Q1 2010	% Change	Q1 2011	Q1 2010	Q1 2011	Q1 2010
Midwest Properties															
Indiana	836	15	$ 810	$ 790	2.5%	$ 854	$ 852	0.2%	$ 916	$ 913	0.3%	97.4%	95.2%	38.8%	42.1%
Michigan	2,888	20	738	704	4.8%	777	759	2.4%	846	838	1.0%	96.9%	95.1%	40.2%	42.5%
Ohio - Central Ohio	2,621	20	789	769	2.6%	835	815	2.5%	859	844	1.8%	95.3%	95.7%	40.1%	47.0%
Ohio - Northeastern Ohio	1,303	16	939	908	3.4%	984	959	2.6%	1,032	1,019	1.3%	97.5%	97.0%	44.8%	45.1%
Total Midwest	7,648	19	797	771	3.4%	841	822	2.3%	890	879	1.3%	96.5%	95.7%	40.8%	44.4%
Mid-Atlantic Properties															
Baltimore/Washington	667	25	1,297	1,250	3.8%	1,365	1,318	3.6%	1,419	1,379	2.9%	96.3%	96.1%	33.0%	37.2%
Virginia	804	5	1,068	1,077	(0.8)%	1,151	1,159	(0.7)%	1,225	1,209	1.3%	95.8%	96.3%	54.2%	48.8%
Total Mid-Atlantic	1,471	14	1,172	1,155	1.5%	1,248	1,231	1.4%	1,313	1,286	2.1%	96.0%	96.2%	44.6%	43.5%
Southeast Properties															
Florida	1,272	12	1,124	1,104	1.8%	1,221	1,185	3.0%	1,362	1,354	0.6%	94.7%	95.8%	50.9%	51.9%
Georgia	1,717	16	725	712	1.8%	824	796	3.5%	1,000	992	0.8%	93.0%	92.4%	62.9%	56.6%
Total Southeast	2,989	15	895	879	1.8%	993	961	3.3%	1,154	1,146	0.7%	93.7%	93.9%	57.8%	54.6%
Total/Average Same Community	12,108	17	$ 867	$ 844	2.7%	$ 928	$ 906	2.4%	$ 1,006	$ 994	1.2%	95.8%	95.3%	45.5%	46.8%

(1)   Represents gross potential rents less vacancies and concessions for all units divided by the number of units in a market.

(2)   Represents gross potential rents less concessions for all units divided by the number of units in a market.

(3)   Represents gross potential rents for all units divided by the number of units in a market.

(4)   Represents physical occupancy at the end of the quarter.

(5)   Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6)   Age shown in years.

Associated Estates Realty Corporation
Property Revenue
For the Three Months Ended March 31, 2011 and 2010
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Revenue	No. of Units	2011 Physical Occupancy [1]	2010 Physical Occupancy [1]	Q1 2011 Revenue	Q1 2010 Revenue	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.4%	95.2%	$ 2,096	$ 2,046	$ 50	2.4%
Michigan	2,888	96.9%	95.1%	6,682	6,375	307	4.8%
Ohio - Central Ohio	2,621	95.3%	95.7%	6,421	6,257	164	2.6%
Ohio - Northeastern Ohio	1,303	97.5%	97.0%	3,795	3,668	127	3.5%
Total Midwest Properties	7,648	96.5%	95.7%	18,994	18,346	648	3.5%
Mid-Atlantic Properties							
Baltimore/Washington	667	96.3%	96.1%	2,645	2,552	93	3.6%
Virginia	804	95.8%	96.3%	2,644	2,662	(18)	(0.7)%
Total Mid-Atlantic Properties	1,471	96.0%	96.2%	5,289	5,214	75	1.4%
Southeast Properties							
Florida	1,272	94.7%	95.8%	4,407	4,336	71	1.6%
Georgia	1,717	93.0%	92.4%	3,851	3,750	101	2.7%
Total Southeast Properties	2,989	93.7%	93.9%	8,258	8,086	172	2.1%
Total Same Community	12,108	95.8%	95.3%	32,541	31,646	895	2.8%
Acquisitions [2]							
Virginia	1,272	96.0%	N/A	5,397	N/A	5,397	N/A
Texas	222	100.0%	N/A	578	N/A	578	N/A
Development							
Virginia [3]	60	93.3%	N/A	176	N/A	176	N/A
Total Property Revenue	13,662	95.8%	95.3%	$ 38,692	$ 31,646	$ 7,046	22.3%

(1)   Represents physical occupancy at the end of the quarter.

(2)   We define acquisition properties as acquired properties which have not been owned for one year.

(3)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Property Operating Expenses
For the Three Months Ended March 31, 2011 and 2010
(Unaudited, in thousands, except unit totals and per unit amounts)

Property Operating Expenses	No. of Units	2011 Physical Occupancy [1]	2010 Physical Occupancy [1]	Q1 2011 Expenses	Q1 2010 Expenses	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.4%	95.2%	$ 876	$ 913	$ (37)	(4.1)%
Michigan	2,888	96.9%	95.1%	3,141	3,116	25	0.8%
Ohio - Central Ohio	2,621	95.3%	95.7%	2,829	2,837	(8)	(0.3)%
Ohio - Northeastern Ohio	1,303	97.5%	97.0%	1,505	1,390	115	8.3%
Total Midwest Properties	7,648	96.5%	95.7%	8,351	8,256	95	1.2%
Mid-Atlantic Properties							
Baltimore/Washington	667	96.3%	96.1%	904	945	(41)	(4.3)%
Virginia	804	95.8%	96.3%	870	899	(29)	(3.2)%
Total Mid-Atlantic Properties	1,471	96.0%	96.2%	1,774	1,844	(70)	(3.8)%
Southeast Properties							
Florida	1,272	94.7%	95.8%	1,834	1,893	(59)	(3.1)%
Georgia	1,717	93.0%	92.4%	2,018	1,931	87	4.5%
Total Southeast Properties	2,989	93.7%	93.9%	3,852	3,824	28	0.7%
Total Same Community	12,108	95.8%	95.3%	13,977	13,924	53	0.4%
Acquisitions [2]							
Virginia	1,272	96.0%	N/A	2,004	N/A	2,004	N/A
Texas	222	100.0%	N/A	290	N/A	290	N/A
Development							
Virginia [3]	60	93.3%	N/A	69	N/A	69	N/A
Total Property Operating Expenses	13,662	95.8%	95.3%	$ 16,340	$ 13,924	$ 2,416	17.4%

(1) Represents physical occupancy at the end of the quarter.

(2) We define acquisition properties as acquired properties which have not been owned for one year.

(3) Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three Months Ended March 31, 2011 and 2010
(Unaudited, in thousands, except unit totals and per unit amounts)

Property NOI [1]	No. of Units	2011 Physical Occupancy [2]	2010 Physical Occupancy [2]	Q1 2011 NOI	Q1 2010 NOI	Increase/ (Decrease)	% Change
Same Community							
Midwest Properties							
Indiana	836	97.4%	95.2%	$ 1,220	$ 1,133	$ 87	7.7%
Michigan	2,888	96.9%	95.1%	3,541	3,259	282	8.7%
Ohio - Central Ohio	2,621	95.3%	95.7%	3,592	3,420	172	5.0%
Ohio - Northeastern Ohio	1,303	97.5%	97.0%	2,290	2,278	12	0.5%
Total Midwest Properties	7,648	96.5%	95.7%	10,643	10,090	553	5.5%
Mid-Atlantic Properties							
Baltimore/Washington	667	96.3%	96.1%	1,741	1,607	134	8.3%
Virginia	804	95.8%	96.3%	1,774	1,763	11	0.6%
Total Mid-Atlantic Properties	1,471	96.0%	96.2%	3,515	3,370	145	4.3%
Southeast Properties							
Florida	1,272	94.7%	95.8%	2,573	2,443	130	5.3%
Georgia	1,717	93.0%	92.4%	1,833	1,819	14	0.8%
Total Southeast Properties	2,989	93.7%	93.9%	4,406	4,262	144	3.4%
Total Same Community	12,108	95.8%	95.3%	18,564	17,722	842	4.8%
Acquisitions [3]							
Virginia	1,272	96.0%	N/A	3,393	N/A	3,393	N/A
Texas	222	100.0%	N/A	288	N/A	288	N/A
Development							
Virginia [4]	60	93.3%	N/A	107	N/A	107	N/A
Total Property NOI	13,662	95.8%	95.3%	$ 22,352	$ 17,722	$ 4,630	26.1%

(1)   See page 23 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for our definition of this non-GAAP measurement.

(2)   Represents physical occupancy at the end of the quarter.

(3)   We define acquisition properties as acquired properties which have not been owned for one year.

(4)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

Associated Estates Realty Corporation
Debt Structure
As of March 31, 2011
(Dollar amounts in thousands)

	Balance Outstanding March 31, 2011	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgages payable - CMBS	$ 44,517	8.0%	7.9%
Mortgages payable - other	330,408	59.2%	5.7%
Total fixed rate debt	374,925	67.2%	6.0%
VARIABLE RATE DEBT			
Mortgages payable	34,159	6.1%	4.7%
Unsecured revolving credit facility	149,000	26.7%	2.6%
Total variable rate debt	183,159	32.8%	3.0%
TOTAL DEBT	$ 558,084	100.0%	5.0%

Interest coverage ratio [1]	2.26:1
Fixed charge coverage ratio [2]	2.26:1
Weighted average maturity	5.8 years

SCHEDULED PRINCIPAL MATURITIES	Fixed Rate CMBS	Fixed Rate Other	Variable Rate	Total
2011 [3]	$ -	$ -	$ -	$ -
2012	44,517	36,000	-	80,517
2013 [4]	-	132,209	149,000	281,209
2014	-	44,538	-	44,538
2015		20,917	-	20,917
Thereafter	-	96,744	34,159	130,903
Total	$ 44,517	$ 330,408	$ 183,159	$ 558,084

(1) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. See page 22 for a reconciliation of net (loss) income available to common shares to EBITDA and our definition of EBITDA.

(2) Represents interest expense and preferred stock dividend payment coverage, excluding costs/credits, other prepayment costs and preferred share redemption costs. Individual line items in this calculation include discontinued operations where applicable.

(3) During the quarter ended March 31, 2011, we repaid seven mortgage loans totaling $53.3 million that were scheduled to mature in 2011.

(4) Includes our unsecured revolving credit facility.

Associated Estates Realty Corporation
2011 Financial Outlook
As of April 25, 2011

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share	
Expected net income attributable to AERC	$0.12 to $0.16
Expected real estate depreciation and amortization	1.22
Expected gains on disposition of properties/insurance recoveries	-0.32
Expected Funds from Operations[1]	$1.02 to $1.06
Same Community Portfolio	
Revenue growth	3.0% to 4.0%
Expense growth	1.5% to 2.5%
Property NOI [2] growth	4.0% to 5.0%
Physical occupancy	95.0%
Transactions	
Acquisitions	$50.0 to $150.0 million
Dispositions	$0 to $50.0 million
Development [3]	$25.0 to $30.0 million
Corporate Expenses	
General and administrative expense	$15.0 to $16.0 million
Costs associated with acquistions	$0.3 million
Debt	
Capitalized interest	$0.6 to $1.0 million
Expensed interest [4]	$32.6 to $33.3 million
Capital Structure [5]	
Weighted average shares outstanding	41.3 million
Common share issuances	$0 million
Common share repurchases	$0 million

(1)   See page 21 for our definition of this non-GAAP measurement.

(2)   See page 23 for our definition of this non-GAAP measurement.

(3)   Projected development spending associated with Nashville, Tennessee partnership.

(4)   Includes $2.0 million of deferred financing costs.

(5)   Earnings guidance does not take into consideration any additional share issuances or share repurchases.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

The foregoing supplemental financial data includes certain non-GAAP financial measures that we believe are helpful in understanding our business, as further described below. Our definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

We define FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") as Adjusted

We define FFO as adjusted as FFO, as defined above, as reduced by refunds on previously defeased loans of $(554,000) for the three months ended March 31, 2010. In accordance with GAAP, these refunds on previously defeased loans are included as an offset to interest expense in our Consolidated Statement of Operations. We are providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

We define FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. We considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We consider EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation, income taxes and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income available to common shares to EBITDA.

		Three Months Ended March 31,		
(In thousands)		2011		2010
Net (loss) income applicable to common shares	$	(3,082)	$	(3,956)
Preferred share dividends		-		1,050
Interest income		(4)		(9)
Interest expense [1]		7,792		8,061
Depreciation and amortization		13,055		8,620
Income taxes		90		78
Total EBITDA	$	17,851	$	13,844

[1]   2010 includes a defeasance credit of $(554).

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. We consider Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net (loss) income attributable to AERC.

| | Three Months Ended March 31, | |
	2011	2010
(In thousands)		
Property NOI	$ 22,352	$ 17,722
Service company NOI	-	75
Construction and other services net income	(352)	(313)
Depreciation and amortization	(13,055)	(8,620)
General and administrative expense	(4,170)	(3,705)
Costs associated with acquisitions	(56)	-
Interest income	4	9
Interest expense	(7,792)	(8,061)
Net (loss) income	(3,069)	(2,893)
Net income attributable to noncontrolling redeemable interest	(13)	(13)
Consolidated net (loss) income attributable to AERC	$ (3,082)	$ (2,906)

Recurring Fixed Asset Additions

We consider recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

We consider investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.